ONE EARTH ENERGY, LLC
September 20, 2006
U.S. Securities & Exchange Commission
Attn: Max A. Webb
Assistant Director
100 F. Street, NE
Washington, DC 20549

Re:	One Earth Energy, LLC Registration Statement on Form SB-2 Filed July 12, 2006 File No. 333-135729
Dear Mr. Webb:
We are in receipt of your letter dated August 8, 2006 providing comments on our registration statement on Form SB-2 as filed on July 12, 2006. We reviewed your comments, and the purpose of this letter is to provide our responses thereto. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in the order they appeared in your letter, immediately followed by our responses. In addition, we are enclosing a marked Pre-effective Amendment No. 1 to Form SB-2, which includes the revisions made pursuant to your comments.
Registration Statement
General
1. Prior to printing and distribution of the preliminary prospectus, please supplementally provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.
     Answer: Attached to this letter is a mock-up of the cover page to our prospectus containing our Company’s logo. This logo is now included in the registration statement along with the other pictures and graphics that we intend to use in our preliminary prospectus.
2. The securities you are offering for sale at $1,000 per unit include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash, and provide up to the remaining 90% of the purchase price by means of a promissory note that is payable upon written notice by the company, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of consideration paid for the securities unless, among other things, “the total due to the [issuer] is received by [the issuer] by a specified date.” See Rule 10b-9(a)(2). Please provide us with an analysis and confirm that you will comply with Rule 10b-9.
          Answer: The offering structure is consistent with Rule 10b-9 of the Securities Exchange Act of 1934 because (i) the minimum number of units (6,020) must be sold at a purchase price of $5,000 per unit and 10% of the aggregate minimum offering amount ($3,010,000) must be paid in cash to the escrow agent prior to one year from the effective date of our registration statement; and (ii) the escrow agent must receive cash payments equal to the 90% balance of the aggregate minimum offering amount no later than one year after the effective date of our registration statement prior to releasing funds from escrow.
     Pursuant to our Escrow Agreement, cash proceeds equal or exceeding the minimum offering amount of $30,100,000 must be deposited into the escrow account as one of the conditions of releasing funds from escrow. A mixture of cash proceeds and promissory notes will not satisfy this condition. Section 6 of the Form of Escrow Agreement filed as Exhibit 4.3 to the Company’s registration statement on Form SB-2, provides that the escrow account must be terminated no later than one year and one day from the effective date of our registration statement (the “Termination Date”). If, at the end of the one-year period, cash proceeds deposited with the escrow agent do not equal the aggregate minimum offering amount of $30,100,000, the escrow agreement must terminate and the cash deposits must be promptly returned to the purchasers.
Prospectus Summary, page 1
General
3. Your summary section should identify and provide a brief overview of the key aspects of the offering. We note there are several key aspects related to the units disclosed in the following sections: “Suitability of Investors” on page 69; “Subscription Procedures” on page 70; “Escrow Procedures” on page 71; “Allocation of Profits and Losses” and “Restrictions on Transfer of Units” on page 75; “Unit Transfer Restrictions” on page 78; and “Federal Income Tax Status” on page 79. Please revise to provide a brief summary of the key aspects in the summary, as appropriate.
     Answer: The prospectus has been revised as requested.
The Project, page 2
4. Please revise your summary to state that your management has very little or no experience with your business. We note your disclosure on page 9 of the risk factors section. Similarly revise your MD&A and business sections as appropriate.
     Answer: The prospectus has been revised as requested.
5. Please revise the third paragraph to explain why you did not enter into a binding agreement with Fagen subject to your raising the funds.

     Answer: We revised the prospectus to explain that as is customary in transactions involving Fagen, Inc., we expect to enter into a binding agreement with Fagen, Inc. after we have raised the minimum amount necessary to break escrow.
6. Please refer to the last sentence of the third paragraph. Please disclose here the dollar amount of the minimum funds necessary to break escrow.
     Answer: We must obtain equity proceeds of $30,100,000 in order to break escrow. The prospectus has been revised as suggested to reflect this amount.
7. Either revise to delete the last paragraph of this section or revise the document throughout to clarify that the plans you mention may be changed completely at the direction of the board.
     Answer: The prospectus has been revised as requested to clarify that the board of directors has the complete discretion in determining whether to use the excess offering proceeds, if any, for the development of one or more additional ethanol plants in the United States. We have retained the information in this section and throughout the document that details the board’s intention to explore other projects and potentially use a portion of the proceeds from this offering to develop those other projects.
Our Financing Plan, page 3
8. We note your disclosure on page 32 that “completion of the project relies entirely on our ability to attract these loans and close this offering.” Please revise your summary to provide a similar statement.
     Answer: The prospectus has been revised as requested.
9. Revise the third paragraph to explain why you do not have a commitment with a bank subject to the condition of raising of money in the offering.
     Answer: We revised the prospectus to explain that as is customary in the ethanol industry during the course of our equity offering we are in the process of securing a debt financing commitment. Pursuant to the terms of our Escrow Agreement, we are required to secure a debt financing commitment prior to breaking escrow.
Important Notices to Investors, page 4
10. Either delete the fifth paragraph or provide us with an explanation of why you believe it is consistent with federal securities laws. Material information about the offering should be contained in this registration statement, not given out on a selective basis.
     Answer: We recognize that Section 5 of the Securities Act of 1933 prohibits us from utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act. We may make some communications that would fall under the “tombstone” provisions of Rule

134, which exempts certain communications from the definition of “prospectus” in the Securities Act. In addition, we may decide in the future to make certain communications that would fall under the “free-writing prospectus” provisions of Rules 164 and 433. In the event that we decide to utilize a free-writing prospectus, we will promptly file such materials with the Commission for your review.
Risk Factors, page 6
We are not experienced in selling securities and no one has agreed to assist us, page 6
11. We note your disclosure that you “plan to advertise in local media and by mailing information to area residents.” We also note your disclosure on page 72 under “Summary of Promotional and Sales Materials.” With respect to these sales materials, please tell us whether they will meet the requirements of section 10 and how you intent to comply with section 5 of the Securities Act, Rule 164 under the Securities Act of 1933 and Rule 433 of Regulation C. Please tell us in greater detail the type of promotional and sales materials you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Rule 134 under the Securities Act of 1933. Also tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering. If so, please provide us with screen shots of any Internet pages to be used in connection with the distribution.
     Answer: During the waiting period, the Company intends to distribute electronic and written communications about the offering pursuant to Rules 164 and 433 under the Securities Act of 1933. These communications will consist of a website and a power point presentation. Screen shots of the internet pages to be posted on the website and copies of the power point presentation will be provided to the SEC examiner under separate cover as they are developed. All of these communications will be treated as “free writing prospectuses” under Rules 164 and 433 and will comply with the following four conditions: (i) each free writing prospectus will be filed with the Commission no later than its first day of use; (ii) each free writing prospectus will include a legend stating where a registration statement and statutory prospectus are available; (iii) each free writing prospectus not filed due to similarity with previous filings will be retained for three years; and (iv) each free writing prospectus will be accompanied or preceded by the most recent statutory prospectus. Any communication not preceded or accompanied by the prospectus will comply with Rule 134 of the Securities Act of 1933.
     Once the registration statement is declared effective, the Company intends to continue using these same marketing materials which will be preceded or accompanied by the final prospectus. The Company intends to rely on Rule 172 which allows the delivery requirement to be satisfied by providing access to the final prospectus.
If we decide to spend equity proceeds, page 8
12. Revise to explain why your operating documents do not require you to spend equity proceeds before you have fulfilled the various matters mentioned in risk factors. It appears that all the risks, here and the following risk factor, are being shifted to the investors in this offering. Explain why.

     Answer: Once we have satisfied the conditions necessary to break escrow, including obtaining a debt financing commitment, our operating documents permit us to spend equity proceeds prior to executing a binding loan document. There is a risk to investors that we will spend the proceeds from our equity offering and we will be unable to obtain adequate debt financing, which may cause our investors to lose their entire investment in us. This potential risk is disclosed in the prospectus. It may be necessary for us to spend equity proceeds prior to executing our definitive loan documents in order to meet certain construction payment deadlines as we are attempting to close on the debt portion of our financing.
We may need to increase cost estimates, page 11
13. Revise the third sentence to disclose the interest rate.
     Answer: The prospectus has been revised as requested.
14. Revise this risk factor to explain why Fagen does not compensate labor “at prevailing wages.”
     Answer: The prospectus has been revised as requested.
Fagen, Inc. and ICM, Inc. may have current or future commitments, page 11
15. Revise to disclose whether and how many current or future commitments they have. If you have asked them and they have not told you, disclose that.
     Answer: The prospectus has been revised as requested.
The plant site may have unknown environmental problems, page 12
16. We note that the directors can pick the location “at their sole discretion, for any reason.” Please revise to clarify that they will pick it based upon their collective judgment of what is in the best interests of the company and that they will not be influenced by any other considerations.
     Answer: We have revised our disclosure to add language to indicate that in exercising their exclusive right to select the plant site, our board of directors will act in the best interests of the company and will exercise independent judgment. We have added this language throughout the prospectus where we noted that the directors can select the location at their sole discretion.
The proposed plant site is located seven miles from our anticipated source of natural gas, page 12
17. We note that you intend to tap into the NGP pipeline which is seven miles away and that you have included a cost to access this natural gas source, but no assurance that the budgeted amount is sufficient. Please revise to state the basis of your estimate.

     Answer: We have revised the prospectus as requested to indicate that NGP has provided us with this cost estimate.
Risks Related to Conflict of Interest, page 21
General
18. We note that your board members and officers are associated with coops and farms. Do you plan to obtain your supply of corn from businesses affiliated with your officers and members? If so, please create a risk factor to discuss any potential conflicts that may arise. Please quantify your reliance on such transactions to the extent possible.
     Answer: We intend to satisfy the majority of our corn supply needs by purchasing corn directly from our Class A Members, each of which is an existing Cooperative Elevator. The prospectus has been revised to include a risk factor to disclose this purchase arrangement.
Dilution, page 22
19. In the top table on page 23, revise the first line item description to indicate “actual” net tangible book value per unit at February 28, 2006, rather than “pro forma.”
     Answer: The prospectus has been revised as requested.
Selected Financial Data, page 25
20. Please disclose the amount of your historical loss per unit data, including the weighted average units outstanding. Also, consider disclosing pro forma earnings (loss) per unit assuming both, the minimum and maximum amount of units are offered.
     Answer: The prospectus has been revised as requested.
Management’s Discussion and Analysis and Plan of Operation, page 25
21. You state, on page 35, that the largest single expense you will incur is the cost of plant construction. You estimate that cost, including projected construction cost index increases, at approximately $114 million. We note that the construction price assumes the use of non-union labor. In detail, please explain the basis for your use of this assumption and indicate the specific factors that will determine whether your assumption is correct. In the event that you are required to use union labor or to compensate labor at prevailing rates, please provide us with some estimate or approximation of the potential impact of this factor upon construction costs and how you plan to finance this cost increase if significant. If the use of union labor could also impact the time necessary to complete construction and begin operations, please discuss this matter as well. We may have further comments upon review of your response.
     Answer: We are aware of the factors that would require Fagen, Inc.’s use of union labor from a legal prospective, and believe that we have the ability to structure our transaction such that we will not cause Fagen, Inc. to be required to utilize union labor in constructing our plant.

For example, we do not intend to apply for or accept certain grants that would require our use of union labor in constructing our plant. Because we expect to be able to avoid being legally required to use union labor, we do not anticipate any increase in our plant construction costs associated with union labor.
     As a practical matter, however, we recognize that unforeseen circumstances could arise which would make it difficult for Fagen, Inc. to complete the construction of our plant without utilizing union labor. Under these circumstances, we would expect our construction costs to increase substantially; however we are unable to estimate the likelihood of this happening and the degree to which the use of union labor would be desirable. Therefore, we are unable to estimate the potential impact that the use of union labor would have on our project costs and the date of completion.
Plan of Operations Until Start-Up of Ethanol Plant, page 27
Site Acquisition and development, page 27
22. We note your disclosure in the first full paragraph on page 28 that you have secured three options for the construction of your plant in Ford County, Illinois as well as a fourth option for an alternative site in Champaign County. The next paragraph, however, states that you have purchased four options in Ford County. Please revise or advise.
     Answer: We have revised the prospectus as requested to clarify that we have secured three options in Ford County, Illinois, which we anticipate that together will comprise our plant construction site, and a fourth option in Champaign County, Illinois as an alternate site.
23. Please revise to discuss how much land you believe you may need for your business plan. We note that the amount of land to be purchased pursuant to the option agreements varies from 10 to 81 acres.
     Answer: We have revised the prospectus to clarify that we will need approximately 80 acres to construct our proposed ethanol plant.
24. Please briefly explain how you will decide on the location of your plant and the expected timing for this decision. Please also briefly address the importance of this decision and any material impact to the cost of your business plan.
     Answer: We are waiting on approval of our rail design and resolution of water volume issues prior to making a final determination on the location of our plant. Once we have this information, we will make a decision about whether to construct our ethanol plant on the primary or secondary site.
Trends and Uncertainties Impacting the Ethanol Industry, page 28
25. Please revise your fourth paragraph to describe what you mean by “MTBE.” We note your disclosure in the risk factor section on page 15.

     Answer: The prospectus has been revised as suggested.
Technology Developments, page 30
26. Please revise to describe whether or not you plan “to remove corn oil from concentrated thin stillage.”
     Answer: The prospectus has been revised as requested to indicated that we currently do not intent to remove corn oil from concentrated thin stillage.
Estimates Sources of Funds, page 33
27. Please consider relocating this section and your use of proceeds section to appear before your Management’s Discussion and Analysis and Plan of Operation section.
     Answer: The prospectus has been revised as requested.
28. Please tell us why you are presenting the source of funds if 12,815 units are sold. Considering that the range between the minimum and maximum is $30 million, please also revise your table to present a midpoint figure between the minimum and maximum units sold.
     Answer: We are no longer presenting the source of funds if 12,815 units are sold. The minimum and maximum offering prices have been revised throughout the prospectus and our table has been revised to present the source of funds at both of these amounts and at a midpoint figure.
29. Furthermore, please revise your dilution and capitalization table to provide a similar breakpoint.
     Answer: The prospectus has been revised as requested.
30. Please revise your table to indicate that you have not received any commitments with respect to Term Debt Financing, Grants and Incentives. We note your disclosure on page 3.
     Answer: The prospectus has been revised as requested.
31. It is unclear to us whether the “Unit Proceeds” reflects the equity financing you plan to obtain from your agreement with FEI of $24,900,000 that you disclose on page 31. Please revise or advise.
     Answer: Our Unit Proceeds reflects the equity financing we plan to obtain from FEI in a separate private placement pursuant to our agreement with FEI. Pursuant to our agreement with FEI, if we obtain equity proceeds from this registered offering equal to $30,100,000 from investors others than FEI, we may close this offering and FEI will be obligated to purchase $24,900,000 of our Class B Units. The prospectus has been revised as suggested to clarify that the Unit Proceeds includes the equity financing we plan to obtain from FEI in a subsequent private placement.
Capitalized Interest, page 35
32. Please tell us why you have assumed an equity amount of $63,955,000 and senior debt financing of $90,000,000. We note these amounts do not appear in your estimated sources of funds on page 33.
     Answer: These numbers were contained in our original projections prepared by our accountant based upon their experience in the industry and our initial communications with lenders about the level of equity that would be necessary to obtain debt financing. Since we have not received a debt financing commitment letter or executed binding loan documents, we do not know definitively how much debt will be required to complete the project.
Rail Infrastructure and Rolling Stock, page 35
33. We note that anticipated costs of rail improvements will vary depending upon the final site chosen. Given that the site of your plant has not yet been determined, please provide a range for this cost.
     Answer: We anticipate that the cost of rail improvements to either our primary or secondary site will cost approximately $1.75 million to $2.18 million. We have included the higher amount of $2.18 million in our budget.
Description of Business, page 46
34. Please note your diagram to indicate that you have not begun the design or construction of your plant. We note your disclosure on page 2.
     Answer: The prospectus has been revised as requested.
Transportation and delivery, page 56
35. As a follow up to comment 33 please revise to describe the accessibility of your proposed site options to railways and highways. Please disclose whether your estimated use of proceeds accounts for any cost variation.
     Answer: The prospectus has been revised as requested.
Natural Gas, page 56
36. We note your disclosure here and on page 12 in the subheading of a risk factor that the proposed plant site is located seven miles from your source of natural gas. We note that you include an estimate of $3.1 million to access the pipeline. Please disclose whether your estimated cost to access the pipeline will vary materially based on your final location. If so, please revise to describe the accessibility of each of your proposed site options.
     Answer: The budgeted amount, $3.1 million, is an estimated cost to reach the center of the proposed primary site. If circumstances arise in which it is only feasible to connect to the pipeline at a more distant part of the site, then the $3.1 million cost that we have budgeted for may not be sufficient. We have two proposed site locations. This estimate is to reach our proposed site in Ford County, Illinois, near Gibson City. We do not anticipate that the alternative location, in Champaign County, Illinois, will materially vary the $3.1 million we have budgeted for access to NGP’s pipeline. We have modified our disclosure accordingly.
Identification of Directors, Executive Officers and Significant Employees, page 65
37. Please revise your table to indicate that Messrs. Kelly, Docherty and Murray are Directors.
     Answer: The prospectus has been revised as requested.
Plan of Distribution, page 68
38. We note your reliance upon the safe harbor provided by Rule 3a4-1. Please provide us with an analysis demonstrating that you satisfy the conditions of the exemption.
     Answer: The analysis of our basis for reliance on Rule 3a4-1 of the Exchange Act with respect to each element of the safe harbor is set forth as follows:
1. The directors and officers, referenced as people who will sell on behalf of the registrant are not subject to statutory disqualification, as defined in Section 3(a)(39) of the Act, at the time of their participation.
2. The directors and officers are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions and securities.
3. The directors and officers are not at the time of their participation associated persons of a broker or dealer.
4. The directors and officers meet all the following conditions:
•	the directors and officers primarily perform or are intended primarily to perform at the end of the offering substantial duties for or on behalf of the registrant, otherwise then in connection with transactions and securities; and

•	the directors and officers were not brokers or dealers or associated persons of a broker or dealer, within the preceding twelve months; and

•	the directors and officers do not participate in selling an offering of securities for any issuer more than once every 12 months.
Subscription Procedures, page 70
39. In the third paragraph you say that you will seek any attorney fees you incur in collecting the balance from purchasers. Please provide a legal opinion that this is permitted under applicable law or delete this sentence. The opinion should also cover whether this is a state or federal securities law matter.
     Answer: Response attached hereto.
Description of Membership Units, page 72
Loss of Membership Rights, page 73
40. Please revise to summarize all of the ways in which membership rights may be terminated. We note your disclosure at the bottom of page 73 that the board of directors may prohibit a transferee from becoming a member.
     Answer: Pursuant to our operating agreement, no person may become a member without the approval of the board of directors. A member may be terminated in accordance with the Illinois Limited Liability Company Act and the terms of the operating agreement. Under the operating agreement, a terminated member loses all membership voting interests and is considered merely an unadmitted assignee of a membership economic interest. An unadmitted assignee has no right to any information or accounting of the affairs of the Company except as required by the Illinois Limited Liability Company Act, is not entitled to inspect the books or records of the Company, and does not have any of the other rights of a member under the Illinois Limited Liability Company Act or the operating agreement. Under the Illinois Limited Liability Company Act, a member can be terminated if such member gives notice to the company of his or her express will to withdraw, if there is a transfer of the member’s entire distributional interest other than a transfer for security purposes, by expulsion by unanimous vote of the other members, or by expulsion by judicial determination.
Financial Statements
Statement of Operations, page F-3
41. It appears your weighted average shares outstanding should instead be 855 Class A units rather than the 9 units shown. Please revise or advise of your calculation of units outstanding.
     Answer: As of February 28, 2006, there were 855 units outstanding; however, those units were issued on the last day of the period. Therefore, the weighted average calculation is using only one day outstanding for the period (855 member units x (1 day outstanding/92 days from inception (Nov. 28, 2005) to Feb. 28, 2006.)). The updated financial statements use the same methodology.
Statement of Cash Flows, page F-5
42. We note you classify the “proceeds from grants” as a financing activity. The implication is that these proceeds are unrestricted in their use, and do not represent income, but rather a source of funds. To the extent the proceeds are restricted in their use, the classification within the statements of cash flows should be revised to be analogous with their designated use (for example, an investing activity, if proceeds are to be used toward the plant design and construction). Further, it appears the operating activity line item “grant income” should instead be allocated among the affected accounts within the “change in assets and liabilities”, to the extent the cash proceeds were or are to be expended in operations. Please revise or advise, accordingly. We have reviewed your significant accounting policy with respect to ‘grants’ in Note 1 to the audited financial statements and may have additional comments after review of your response.
     Answer: The grant proceeds were not restricted and were used to reimburse the Company for the feasibility study that was performed in 2005. Since this feasibility study is not considered an incremental expense, the grant is considered other income in accordance with our policy. As requested, the Company has revised the presentation of the statements of cash flows to reflect this as an operating activity.
Note 4. Grant, page F-7
43. Expand the disclosures to indicate whether or not you completed the feasibility study as of the balance sheet date and tell us how you have reflected the expenditures of this grant in your financial statements.
     Answer: This study was completed in August 2005 and we have revised the disclosure to clarify this date. The cost is included within the “professional fees” line item within “Operating

Expenses.” As previously indicated, this is an expense that would have been incurred regardless of the grant and is, therefore, not considered an incremental expense due to the grant received.
Note 6. Subsequent Events, page F-9
44. Please revise this note number to be 7, as you already have a Note 6.
     Answer: We have revised the numbering and will be incorporated into the updated financial statements.
Exhibits 5.1 and 8.1
45. Please file signed legal and tax opinions as soon as possible.
     Answer: We intend to file signed legal and tax opinions as of the date of effectiveness.
Exhibit 23.1
46. Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.
     Answer: We will comply with this requirement.
Other
47. Please consider the financial statement updating requirements set forth in Item 310(g) of Regulation S-B. In this regard, please provide updated financial statements and related financial information (such as Selected Financial Data and MD&A) in the next amendment.
     Answer: The updated financial statements and related financial information are attached.
Additional Updates and Changes by the Registrant
We would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 1 to our registration statement on Form SB-2 as follows:
We have revised the minimum and maximum offering amounts and clarified throughout the document that the anticipated investment by FEI in a subsequent private placement is needed to fully capitalize the project.
We have updated our financial statements to include un-audited financial statements and notes thereto for the period from inception (November 28, 3005) to July 31, 2006. Accordingly, we have updated our financial disclosures throughout the registration statement.
Status of Review of Form SB-2 by Iowa, Illinois, Indiana, Missouri and Wisconsin Securities Departments:

     Iowa: We have received comments to the Form SB-2 and are in the process of preparing responses.
     Illinois: We have received notification from Illinois that they will refrain from commenting pending SEC review.
     Indiana: We have received comments to the Form SB-2 and are in the process of preparing responses.
     Missouri: We have received comments to the Form SB-2 and are in the process of preparing responses.
     Wisconsin: We are waiting for comments from Wisconsin. We will provide a copy of Wisconsin’s comments to you as soon as they are available.
Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.
Sincerely,
/s/ Steven P. Kelly
Steven P. Kelly, President

September 20, 2006	phone: 515-242-2400
fax: 515-242-2488
U.S. Securities & Exchange Commission
Attn: Max A. Webb
Assistant Director
100 F. Street, NE
Washington, DC 20549

Re:	One Earth Energy, LLC
Registration Statement on Form SB-2
Filed July 12, 2006
File No. 333-135729
Dear Mr. Webb:
In response to your comment no. 39 to One Earth Energy, LLC’s registration statement on Form SB-2, we are providing you with the following opinion:
The second full paragraph of the Promissory Note and Security Agreement, identified as Exhibit 4.2 to the registration statement, provides: “The undersigned agrees to pay to One Earth Energy on demand, all costs and expenses incurred to collect any indebtedness evidenced by this Promissory Note and Security Agreement, including, without limitation, reasonable attorneys’ fees. This Promissory Note and Security Agreement may not be modified orally and shall in all respects be governed by, construed, and enforced in accordance with the laws of the State of Illinois.”
As a general rule, each party to a contract is responsible for paying his or her own attorneys’ fees; however, a party may agree in a contract to pay the other party’s attorney’s fees, in the event of litigation. By executing the Promissory Note and Security Agreement, the subscribers to the One Earth Energy, LLC offering agree to pay the costs of collection, including attorneys’ fees, in the event that they default. In addition, the Promissory Note and Security Agreement contains a choice of law clause, indicating that Illinois law will govern the Promissory Note and Security Agreement. For purposes of this opinion, we have assumed this choice of law provision will be enforced. Illinois has determined that a provision for attorneys’ fees in a note will entitle the prevailing party to the fees incurred in enforcing the note. See Helland v. Helland, 573 N.E.2d 357, 359 (Ill. App. Ct. 1991). Therefore, One Earth Energy, LLC is permitted under applicable law to seek attorneys’ fees incurred in collecting a balance from subscribers.
Our opinion as set forth in this letter is subject to the following assumptions, qualifications and limitations:

September 20, 2006

1.	We have assumed: (i) that all parties that execute the Promissory Note and Security Agreement will have the requisite power and authority to enter into and perform all obligations thereunder and will have duly and properly executed and delivered such document; (ii) that all parties that execute the Promissory Note and Security Agreement will be permitted under their constituent documents to enter into the transactions contemplated thereby; (iii) the legal capacity of all natural persons executing the Promissory Note and Security Agreement; and (iv) that all parties that execute the Promissory Note and Security Agreement will have received adequate consideration in exchange therefor.

2.	The enforceability of the Promissory Note and Security Agreement may be subject to or limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights of creditors generally, and to general principles of equity.

3.	We are licensed to practice law in the State of Illinois and do not hold ourselves out to be experts on the laws of any jurisdiction other than the State of Illinois. Accordingly, we express no opinion with regard to any matter which may be governed by the laws of any state or jurisdiction other than the State of Illinois.

4.	We express no opinion as to the effect of any future amendments, changes or modifications of any laws, statutes, rules, regulations or court decisions, and we assume no obligation to update or supplement our opinions to reflect any facts or circumstances which may hereafter come to our attention or any change in law, statute, rule, regulation or court decision which may hereafter occur.

5.	This opinion is limited to, and no opinions are implied or may be inferred beyond, the legal matters expressly stated herein. This opinion is provided at the request of the U.S. Securities & Exchange Commission and is to be limited to its use to reliance by such entity. No other person or entity may rely or claim reliance upon this opinion.
Should you have any questions or concerns, please feel free to contact me. Thank you.
Very truly yours,
/s/Christopher R. Sackett
Brown, Winick, Graves, Gross, Baskerville and
Schoenebaum, P.L.C.